Exhibit 99.4

Annual General Meeting of Shareholders

Affimed N.V.

to be held on Tuesday, June 25, 2019 at 15:00 hrs. (CET) at NH Collection Amsterdam Grand Hotel Krasnapolsky, Dam 9, 1012 JS Amsterdam, the Netherlands

Agenda[1]
1.	Opening	Non-Voting
2.	Overview of the Company’s business, financial situation and sustainability	Non-Voting
3.	Discussion of the implementation of the Remuneration Policy for the Management Board (the “MB Remuneration Policy”) for the financial year 2018	Non-Voting
4.	Discussion of the 2018 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2018, as prepared in accordance with Dutch law	Voting item
5.	Discharge of the managing directors for their management during the financial year 2018	Voting item
6.	Discharge of the supervisory directors for their supervision during the financial year 2018	Voting item
7.	Reappointment of Dr. Bernhard Ehmer as a supervisory director	Voting item
8.	Appointment of the auditor for the financial year 2019	Voting item
9.	Proposals to authorize the Management Board to issue common shares and to restrict and/or exclude pre-emptive rights accruing to holders of common shares	Voting items
a. Authorization to the Management Board to issue common shares and/or grant rights to subscribe for common shares
b. Authorization to the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9 a.
10.	Authorization to acquire shares	Voting item
11.	Any other business	Non-Voting
12.	Closing	Non-Voting

1 All voting items are adopted by a simple majority of the votes cast unless indicated otherwise in the explanation to an agenda item.

Explanatory Notes to the Agenda

1	Opening

2	Overview of the Company’s business, financial situation and sustainability

This agenda item includes an account of the Company’s business and financial situation during the financial year 2018.

3	Discussion of the implementation of the Remuneration Policy for the Management Board (the “MB Remuneration Policy”) for the financial year 2018

In accordance with article 2:135 (5a) of the Dutch Civil Code, the implementation of the MB Remuneration Policy in 2018, as outlined in the Company's 2018 Statutory Annual Report, will be discussed.

4	Discussion of the 2018 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2018, as prepared in accordance with Dutch law

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards ("IFRS") (“Statutory Annual Accounts”).

For internal and external reporting purposes, the Company follows IFRS. IFRS is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption.

KPMG N.V. has audited the Statutory Annual Accounts and has issued an auditor's report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2018.

The Statutory Annual Accounts as prepared in accordance with Dutch law, are published on the Company’s website and are also available at the offices of the Company.

5	Discharge of the managing directors for their management during the financial year 2018

It is proposed to discharge any managing director in office during the financial year 2018 from liability in respect of the performance of their management duties during the financial year 2018.

6	Discharge of the supervisory directors for their supervision during the financial year 2018

It is proposed to discharge any supervisory director in office during the financial year 2018 from liability in respect of the performance of their supervision duties during the financial year 2018.

7	Reappointment of Dr. Bernhard Ehmer as a supervisory director

The term of Dr. Ehmer's appointment as a supervisory director will end at the end of this general meeting. The Supervisory Board has carefully considered the reappointment of Dr. Ehmer and resolved on May 31, 2019, on the recommendation of the nomination and corporate governance committee, to nominate Dr. Ehmer for reappointment as a supervisory director as per June 25, 2019 for a term ending at the annual general meeting of the Company to be held in 2022. Given Dr. Ehmer's experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Ehmer's membership of the Supervisory Board. The nomination of Dr. Ehmer is made in accordance with article 7.6.2 of the Company's articles of association.

Dr. Ehmer was born in Kandel, Germany and has the German nationality. Since September 1, 2018 he serves as chairman of the board of directors at Symphogen A/S, Denmark. He has been chairman of the board of management of Biotest AG since January 2015. Prior to this, he worked for the Imclone Group, a wholly owned subsidiary of Eli Lilly, as president of Imclone Systems Corporation in the United States and as managing director in Germany. In 2007/2008 he was CEO of Fresenius Biotech, Germany and before this, Dr. Ehmer headed the Business Area Oncology of Merck KGaA, Darmstadt and served as head of Global Clinical Operations at Merck. Between 1986 and 1998 he held various functions at Boehringer Mannheim in Germany, Italy and Singapore. Dr. Ehmer holds a degree in medicine and worked in the Department of Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg.

Dr. Ehmer holds 5,000 shares in the capital of the Company.

8	Appointment of the auditor for the financial year 2019

It is proposed to appoint KPMG N.V. as auditor of the annual accounts of the Company for the financial year ending December 31, 2019.

9	Proposals to authorize the Management Board to issue common shares and to restrict and/or exclude pre-emptive rights accruing to holders of common shares

This agenda item consists of two voting items:

a.	Authorization to the Management Board to issue common shares and/or grant rights to subscribe for common shares (voting item)

It is proposed to renew the authorization of the Management Board, for a period of 5 years from the date of this general meeting (i.e. June 25, 2019 up to and including June 25, 2024) and subject to the approval of the Supervisory Board, to issue common shares (either in the form of stock dividends or otherwise) and/or grant rights to subscribe for common shares in the share capital of the Company, up to the maximum number of common shares that can be issued under the size of the authorized share capital of the Company as per the date of adoption of such resolution. The existing authorization, granted on September 12, 2014, with effect from September 17, 2014, will cease to apply if this authorization is approved by the general meeting.

b.	Authorization to the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9a. (voting item)

It is proposed to renew the authorization of the Management Board, for a period of 5 years from the date of this general meeting (i.e. June 25, 2019 up to and including June 25, 2024) and subject to the approval of the Supervisory Board, to restrict or exclude pre-emptive rights accruing to shareholders in respect of an issuance of common shares or granting of rights to subscribe for common shares in relation to any issuance or granting of rights as referred to under 9a. The existing authorization, granted on September 12, 2014, with effect from September 17, 2014, will cease to apply if this authorization is approved by the general meeting.

Pursuant to section 3.4.2 of the Company's articles of association, the resolution under this agenda item 9b. requires a two thirds majority of the votes cast if less than half the issued share capital is represented at the meeting.

At the annual general meeting held on September 12, 2014, with effect from September 17, 2014, the Management Board was granted authorities similar to those referred to under 9a and 9b, for a period of five years (i.e. until September 17, 2019). It is proposed to the general meeting to renew these authorities for a period of 5 years from the date of this general meeting (i.e. June 25, 2019 up to and including June 25, 2024), being the maximum term permitted by Dutch law.

Pursuant to Dutch law and the Company's articles of association, the approval of the general meeting is required each time the Management Board wishes to issue ordinary shares, unless the general meeting has authorized the Management Board to issue shares. Such authorization can be for a period of up to five years, but may also be granted on a rolling, annual basis.

In general, this Dutch legal requirement to obtain shareholder approval for share issuances deviates from the legal practice in the state laws applicable to most companies in the United States, such as Delaware, where it is customary that boards of directors may issue shares up to the authorized share capital as set forth in the issuer’s certificate of incorporation.

As a Nasdaq listed company, operating largely in an environment of U.S. peers, the Management Board and Supervisory Board consider it in the best interest of the Company and its shareholders to retain the current flexibility for the Management Board, with the approval of the Supervisory Board, to raise capital through the issuance of common shares and to retain its ability to react in a timely manner when certain opportunities arise that require the issue of common shares, similar to Affimed's U.S. peers. Therefore, in order to enable the Company to execute its long-term strategy, the Management Board is seeking a renewal of the authority to issue common shares and /or grant rights to subscribe for common shares, with exclusion of pre-emptive rights

10	Authorization to acquire shares

On June 19, 2018, with effect as of that date, the Management Board was authorised by the general meeting to acquire shares in the Company's own share capital for a period of eighteen months. The general meeting is requested to renew this authorization for a period of eighteen months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Furthermore, the authorization can be used to acquire common shares to cover the Company's obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to approval by the Supervisory Board, for a period of 18 months, with effect from June 25, 2019, to acquire common shares, on NASDAQ or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on NASDAQ; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold will not exceed 10% of the issued share capital as of June 25, 2019. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased by an additional 10% of such issued share capital. The higher maximum number of common shares that may be acquired and held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

11	Any other business

12	Closing

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